Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated February 15, 2024, except for the effects of the change in segments discussed in Note 4 as to which the date is May 20, 2024, relating to the consolidated financial statements of Hecla Mining Company (the “Company”) and our report dated February 15, 2024 relating to the effectiveness of internal control over financial reporting of the Company appearing in the Company’s Current Report on Form 8-K filed on May 20, 2024, for the year ended December 31, 2023.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, P.C.

Spokane, Washington
November 7, 2024